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                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               601 Congress Street
                              Boston, MA 02210-2805


April 7, 2008

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-4644

     Re:  John Hancock Life Insurance Company of New York Separate Account A
           (File No. 811-6584)
          Venture Proprietary VA (File No 333-146699) (C000064579)
          SEC Accession No. 0000950135-08-001950
          Request for Withdrawal of Post-Effective Amendment No. 1 Pursuant to
           Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), John Hancock Life Insurance Company of New York (the "Company") and John Hancock Life Insurance Company of New York Separate Account A (the "Separate Account") hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on March 25, 2008 (the "Amendment").

The Amendment was filed to revise the fee table and make a number of changes to the optional Income Plus for Life Guaranteed Minimum Withdrawal Benefit Riders. Based on staff comments, the Company has since determined to delay the filing of the Amendment until after May 1, 2008. No securities were sold in connection with the Amendment.

The Amendment will become effective pursuant to Rule 485(a) of the 1933 Act on May 27, 2008. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

If you have any questions regarding this matter, please contact me at (617) 663-3192 or, in my absence, Arnold R. Bergman at (617) 663-2184.


Very truly yours,

/s/ Thomas J. Loftus

Thomas J. Loftus
Senior Counsel - Annuities